Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Brinker International:

We consent to the incorporation by reference in registration statement No. 333-125289 on Form S-8 of Brinker International Inc. of our report dated June 23, 2006 with respect to the statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedules of, Schedule H, 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005 and Schedule H, 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Brinker International, Inc. 401(k) Savings Plan and Trust.

/s/ KPMG LLP

Dallas, Texas
June 23, 2006